SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: October 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                         ------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                    ----------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F          Form 40-F X
                                       ---                ---


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes                No X
                                 ---               ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Unaudited Consolidated Financial Statements for the three and six month periods ended June 30, 2004, amended to include a reconciliation of World Heart Corporation's (the "Company") financial statements, prepared in accordance with Canadian generally accepted accounting principles, to U.S. generally accepted accounting principles, in advance of the Company's registration of previously issued securities announced in the Company's press release dated September 16, 2004.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

                             WORLD HEART CORPORATION


                   Unaudited Consolidated Financial Statements
             For the three and six month periods ended June 30, 2004

WORLD HEART CORPORATION
 Consolidated Balance Sheets
 (United States Dollars)


-----------------------------------------------------------------------------------------------------------------
                                                                                       June 30,     December 31,
                                                                                           2004             2003
-----------------------------------------------------------------------------------------------------------------

                                                                                    (unaudited)
ASSETS

Current assets
 Cash and cash equivalents                                                       $    5,272,853    $   6,337,677
 Short-term investments                                                                       -       11,720,510
 Trade and other receivables                                                          5,168,442        3,894,911
 Prepaid expenses                                                                       942,094          614,222
 Inventory                                                                            7,460,944        5,902,866
                                                                           --------------------------------------
                                                                                     18,844,333       28,470,186
Long-term receivable                                                                    278,675                -
Cash pledged as collateral for lease                                                    750,000          527,997
Capital assets                                                                        2,782,243        3,041,657
Goodwill                                                                             17,179,643       17,179,643
Intangible assets                                                                       620,786          879,118
Other assets                                                                                  -           81,468
                                                                           --------------------------------------

                                                                                 $   40,455,680    $  50,180,069
                                                                           --------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
 Accounts payable and accrued liabilities                                        $    4,988,637    $   8,214,090
 Accrued compensation                                                                 1,445,486        1,748,364
 Deferred revenue                                                                     1,364,840          176,573
                                                                           --------------------------------------
                                                                                      7,798,963       10,139,027
Long-term obligation                                                                     28,666                -
                                                                           --------------------------------------
                                                                                      7,827,629       10,139,027
                                                                           --------------------------------------

Shareholders' equity
 Common shares                                                                      186,367,892      184,868,488
   Issued and outstanding - 15,273,689 common shares
   (December 31, 2003 - 15,023,689 common shares)
 Contributed surplus                                                                 11,408,485        4,893,750
 Cumulative translation adjustment                                                    2,910,988        2,910,988
 Accumulated deficit                                                               (168,059,314)    (152,632,184)
                                                                           --------------------------------------
                                                                                     32,628,051       40,041,042
                                                                           --------------------------------------

                                                                                 $   40,455,680    $  50,180,069
-----------------------------------------------------------------------------------------------------------------


                      (The accompanying notes are an integral part of these consolidated financial statements.)


WORLD HEART CORPORATION
Consolidated Statements of Operations and Accumulated Deficit
(United States Dollars)


-------------------------------------------------------------------------------------------------------------------------
                                                             Three months ended                 Six months ended
                                                            June 30,        June 30,            June 30,       June 30,
                                                            2004               2003             2004             2003
-------------------------------------------------------------------------------------------------------------------------
                                                          (unaudited)      (unaudited)       (unaudited)      (unaudited)

Revenue                                          $          2,146,388    $   1,940,424     $   4,338,731    $  4,038,582
Cost of goods sold                                         (1,701,765)      (1,527,754)       (2,880,162)     (3,250,148)
                                                 ------------------------------------------------------------------------

Gross margin                                                  444,623          412,670         1,458,569         788,434
                                                 ------------------------------------------------------------------------

Expenses
   Selling, general and administrative                     (3,802,357)      (1,928,220)       (6,837,802)     (3,430,830)
   Research and development                                (1,684,835)      (1,598,228)       (3,030,403)     (6,111,740)
   Non-cash share-based compensation costs                   (599,980)                -       (1,217,483)               -
   Amortization of intangibles                               (129,166)      (1,236,533)         (258,332)     (2,473,066)
                                                 ------------------------------------------------------------------------
                                                           (6,216,338)      (4,762,981)      (11,344,020)    (12,015,636)
                                                 ------------------------------------------------------------------------

Loss before the undernoted                                 (5,771,715)      (4,350,311)       (9,885,451)    (11,227,202)

Other income (expenses)
   Foreign exchange loss                                     (267,442)        (679,334)         (367,905)       (954,823)
   Investment income                                           33,887          (18,123)          124,684         (13,198)
   Interest expense and financing costs                         2,498       (2,637,485)           (1,206)     (4,944,657)
                                                 ------------------------------------------------------------------------


Net loss for the period                                    (6,002,772)      (7,685,253)      (10,129,878)    (17,139,880)

Accumulated deficit, beginning of the period             (162,056,542)    (128,296,171)     (152,632,184)   (118,841,544)

Share-based compensation adjustment                                 -                -        (5,297,252)              -
                                                 ------------------------------------------------------------------------

Accumulated deficit, end of the period                $  (168,059,314)   $(135,981,424)    $(168,059,314) $ (135,981,424)
                                                 ------------------------------------------------------------------------

Weighted average number of common shares
outstanding                                                15,273,689        3,134,270        15,195,392       3,043,711
                                                 ------------------------------------------------------------------------

Basic and diluted loss per common share                 $      (0.39)     $     (2.45)      $     (0.67)  $       (5.63)
-------------------------------------------------------------------------------------------------------------------------

                   (The accompanying notes are an integral part of these consolidated financial statements.)


WORLD HEART CORPORATION
Consolidated Statements of Cash Flow
(United States Dollars)

------------------------------------------------------------------------------------------------------------------------------
                                                                       Three months ended              Six months ended
                                                                  June 30,          June 30,         June 30,     June 30,
                                                                   2004              2003             2004         2003
------------------------------------------------------------------------------------------------------------------------------
                                                                 (unaudited)       (unaudited)      (unaudited)  (unaudited)

CASH FLOWS FROM (USED IN)

Operating activities
   Net loss for the period                                      $ (6,002,772)   $ (7,685,253)   $ (10,129,878)  $ (17,139,880)
   Items not involving cash -
      Amortization                                                   346,068       1,442,462          671,908       2,883,514
      Loss on disposal of capital assets                                   -          27,148                -          27,148
      Issuance of options and warrants for services and
      financing costs                                                 73,265         812,048           81,466       1,437,006
      Share-based compensation                                       599,980               -        1,217,483               -
      Interest on preferred shares and debt                                -       1,323,886                -       2,697,769
      Unrealized foreign exchange loss                                63,901         786,558          187,246       1,206,896
   Change in operating components of working capital              (1,456,862)      2,037,686       (5,645,970)        764,868
                                                             -----------------------------------------------------------------
                                                                  (6,376,420)     (1,255,465)     (13,617,745)     (8,122,679)
                                                             -----------------------------------------------------------------

Investing activities
   Redemption of short-term investments                                    -               -       11,504,032               -
   Purchase of capital assets                                       (119,911)        (70,116)        (154,162)       (109,111)
   Cash pledged as collateral for lease                                    -         167,386         (222,003)        167,386
                                                             -----------------------------------------------------------------
                                                                    (119,911)         97,270       11,127,867          58,275
                                                             -----------------------------------------------------------------

Financing activities
   Capital lease repayments                                                -         (14,512)               -         (40,460)
   Repayment of short-term loan                                            -               -                -      (1,308,558)
   Senior and subordinated loan proceeds                                   -               -                -       6,542,790
   Common shares issued through exercise of warrants                       -               -        1,499,404               -
   Issuance of common shares through private placement                     -               -                -       1,916,328
   Funds received on the exercise of warrants                              -       1,088,435                -       1,088,435
   Payment of expenses on the exercise of warrants                         -         (21,604)               -         (21,604)
   Payment of expenses related to the issuance of common
   shares                                                                  -               -                -        (245,488)
                                                             -----------------------------------------------------------------
                                                                           -       1,052,319        1,499,404       7,931,443
                                                             -----------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents        (102,275)          1,159          (74,350)          6,480
                                                             -----------------------------------------------------------------

Change in cash and cash equivalents for the period                (6,598,606)       (104,717)      (1,064,824)       (126,481)

Cash and cash equivalents, beginning of the period                11,871,459         135,552        6,337,677         157,316
                                                             -----------------------------------------------------------------

Cash and cash equivalents, end of the period                     $ 5,272,853      $   30,835    $   5,272,853      $   30,835
------------------------------------------------------------------------------------------------------------------------------

                      (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Notes to the Unaudited Consolidated Financial Statements
Six months ended June 30, 2004
--------------------------------------------------------------------------------

1.       Going Concern Assumption

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that World Heart Corporation (the "Corporation" or "WorldHeart") will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The use of these principles may not be appropriate because, as at June 30, 2004, there was substantial doubt that the Corporation would be able to continue as a going concern. The Corporation's ability to continue as a going concern is dependent upon its ability to become commercially successful and to obtain additional financing if needed. While the Corporation raised $13,318,750 on September 15, 2004 and is currently pursuing various options to reduce ongoing business expenses and improve commercial operations, there can be no assurance that the Corporation will be successful and sustain operations for the foreseeable future.

These financial statements do not reflect adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.       Significant Accounting Policies

(a) Basis of presentation

The accompanying interim unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"), which is consistent with U.S. GAAP except for differences identified in note 8 to these interim financial statements. These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the Corporation's audited consolidated financial statements for the year ended December 31, 2003, except for the Corporation's policies for stock-based compensation described in Note 4. These interim unaudited consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. They include all assets, liabilities, revenues and expenses of the Corporation and its subsidiaries. These condensed notes to the interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2003.

The preparation of these unaudited consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. In the opinion of management, these unaudited consolidated financial statements reflect all normal and recurring adjustments considered necessary to state fairly the results for the periods presented.

WORLD HEART CORPORATION
Notes to the Unaudited Consolidated Financial Statements
Six months ended June 30, 2004
--------------------------------------------------------------------------------

(b) Change in functional and reporting currency

Effective January 1, 2004, the functional currency of the Corporation was changed from the Canadian to the U.S. dollar. In general, this change resulted from the Corporation's restructuring and issuance of common shares and warrants that occurred in the year ended December 31, 2003 along with a gradual increase in the overall proportion of business activities conducted in U.S. dollars. Concurrent with this change in functional currency, the Corporation adopted the U.S. dollar as its reporting currency.

Under Canadian GAAP, the change was effected for periods where the reporting currency, which is now the U.S. dollar, differed from the functional currency, which was the Canadian dollar until December 31, 2003, by translating assets and liabilities at the U.S./Canadian dollar foreign exchange spot rate. Income and expense items for those periods were translated at the average rate for each period and equity transactions have been translated at historic rates. The resulting net translation adjustment has been credited to the cumulative translation account.

Effective January 1, 2004, the reporting currency and the functional currency were both the U.S. dollar. As a result, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Non-monetary items and any related amortization of such items are translated at the rates of exchange in effect when the assets are acquired or obligations incurred. All other income and expense items are translated at average exchange rates prevailing during the period. Exchange gains and losses are included in results of operations for the period.

3.   Edwards Lifesciences Agreements

In conjunction with Edwards Lifesciences LLC's ("Edwards") investment in the Corporation and the Corporation's acquisition of the Novacor division from Edwards, the Corporation entered into a distribution agreement (the "Distribution Agreement") whereby Edwards was the sole distributor, except in the United States, of the Corporation's heart assist products for a period of five years commencing July 1, 2000. On December 31, 2003, the Distribution Agreement was amended to reflect Edwards as sole distributor in Japan only. Also on December 31, 2003, the Corporation entered into a transition agreement to acquire certain inventory and capital assets from Edwards. Edwards agreed to provide administrative services relating to distribution activities on an interim basis.


At June 30, 2004, the Corporation had amounts owing to Edwards totaling $850,280 (December 31, 2003 - $2,859,591) and amounts receivable from Edwards totaling $409,908 (December 31, 2003 - $1,349,727).

WORLD HEART CORPORATION
Notes to the Unaudited Consolidated Financial Statements
Six months ended June 30, 2004
--------------------------------------------------------------------------------

4.   Stock-based Compensation

The CICA Accounting Standards Board amended CICA Handbook Section 3870 - "Stock-based Compensation and Other Stock-based Payments" ("CICA 3870") to require entities to account for employee stock options using the fair value based method. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended CICA 3870, the Corporation has determined the value of previously issued options using the fair value based method and has adjusted the opening contributed surplus and accumulated deficit at January 1, 2004 for the amounts determined under that method that were previously not expensed. The effect of the retroactive adjustment at January 1, 2004 increased contributed surplus and accumulated deficit by $5,297,252.

Also under these new recommendations, where the fair value based method of accounting has not been used to account for employee stock options, companies are required to disclose pro forma net income and pro forma earnings per share, as if the fair value based method of accounting had been used to account for these stock based awards. The estimated share-based compensation costs based on stock options granted to directors and employees and the pro forma net loss and loss per share are as follows:


----------------------------------------------------------------------------------------------------------------
                                                                    Three months ended    Six months ended
                                                                         June 30, 2003       June 30, 2003
                                                                           (unaudited)          (unaudited)
----------------------------------------------------------------------------------------------------------------

Net loss for the period                                                 $  (7,685,253)    $   (17,139,880)

Share-based compensation costs                                               (468,842)           (818,636)
                                                            ----------------------------------------------------

Adjusted net loss                                                       $  (8,154,095)    $   (17,958,516)
                                                            ----------------------------------------------------

Reported loss per share                                                 $       (2.45)    $         (5.63)
Share-based compensation costs per share                                        (0.15)              (0.27)
                                                            ----------------------------------------------------
Pro forma basic loss per share                                          $       (2.60)    $         (5.90)
----------------------------------------------------------------------------------------------------------------

The weighted average fair value of the options issued during the six months ended June 30, 2004 was $4.44 (2003 - $6.42). The fair values of options granted are determined using the Black-Scholes model. For the six months ended June 30, 2004 and 2003 the following weighted average assumptions were utilized:


                                              Six months ended
                                            June 30,       June 30,
                                              2004           2003
                                           -------------------------
    Expected option life, in years              6                6
    Volatility                                73%              75%
    Risk free interest rate                 4.00%            3.65%
    Dividend yield                            Nil              Nil

WORLD HEART CORPORATION
Notes to the Unaudited Consolidated Financial Statements
Six months ended June 30, 2004
--------------------------------------------------------------------------------

5.   Restructuring

During the year ended December 31, 2003, the Corporation realigned its business operations to focus on commercial operations and to reduce research and development costs. As a result, the Corporation restructured its worldwide distribution to increase the emphasis on direct sales and marketing. It also refocused its efforts to reduce manufacturing costs associated with the Novacor LVAS and to reduce the rate of expenditure associated with its next-generation VAD program. Out of the total restructuring costs incurred for the year ended December 31, 2003 of $3,494,676, employee severance and termination costs of $329,276 remained to be paid as at June 30, 2004 compared to accounts payable, accrued liabilities and accrued compensation of $1,320,242 at December 31, 2003. The Corporation has not made any adjustments or incurred any additional restructuring costs for the six months ended June 30, 2004. The Corporation does not anticipate incurring any additional costs relating to these restructuring activities.

6.   Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Corporation's chief decision maker in deciding how to allocate resources and assess performance. The Corporation's chief decision maker is the Chief Executive Officer.

On September 23, 2003, the Corporation realigned its business operations to focus on commercial operations and to reduce research and development costs. Research and development efforts were refocused to concentrate on developing future products that will evolve from current commercialized technologies and products into next generation technologies and marketable products. Accordingly, the Corporation is no longer organized by multiple operating segments for the purpose of making operating decisions or assessing performance and as a result, the Corporation operates in one reportable segment.

7.   Subsequent events

a) Restructuring

On August 25, 2004, the Corporation approved a plan to consolidate its Ottawa, Ontario operations into its facilities in Oakland, California where the Novacor LVAS is manufactured. The consolidation of the North American operations into one location is expected to reduce ongoing business expenses and improve the Corporation's focus on commercial operations. The restructuring is expected to be completed by the end March 31, 2005. The Corporation is still determining the financial impact of the restructuring.

WORLD HEART CORPORATION
Notes to the Unaudited Consolidated Financial Statements
Six months ended June 30, 2004
--------------------------------------------------------------------------------

b) Convertible debentures

On September 15, 2004, the Corporation issued unsecured convertible debentures ("Debentures") for gross proceeds of $13,318,750. The Debentures, which become due on September 15, 2009, are convertible at the holder's option into common shares of the Corporation at a price of $1.25 per share and accumulate non-compounding interest at an annual rate of 3%. Interest is convertible into common shares of the Corporation at a price determined based on the five day weighted average trading price immediately prior to conversion. The Corporation can redeem the Debentures early upon thirty days notice where the trading price of the Corporation's common shares is greater than $3.00 for twenty consecutive trading days. The Corporation can redeem a maximum of 20% of the initially issued convertible Debentures in any ninety-day period. In addition, warrants to purchase 10,655,000 common shares of the Corporation at an exercise price of $1.55 per share for a period of five years were issued to the Debenture holders. The Corporation can call the warrants where the trading price of the Corporation's common shares is greater than $4.50 for twenty consecutive trading days. The Corporation can call a maximum of 20% of the initially issued warrants in any ninety-day period.

Issue costs of $1,147,405 were incurred. In addition, the Corporation issued to its agents 470,833 common shares of the Corporation and granted 193,800 warrants. The terms of the agents' warrants are substantially the same as the warrants issued as part of the underlying transaction.

8.   United States Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles differ, as they affect the Corporation, for the six month periods ended June 30, 2004 and 2003 and for the balance sheets at June 30, 2004 and December 31, 2003 in the following material respects from U.S. GAAP. There are no differences in reported cash flows for the periods presented.

(a) Balance sheets

Under U.S. GAAP, the difference between the issue price and initial public offering ("IPO") price of shares issued within a one-year period prior to the IPO is generally accounted for as an expense and charged against earnings for the period with a corresponding and equal amount recorded as paid-in capital. This difference of $35,910,520 related to the Corporation's IPO in 1996 increases the common shares and accumulated deficit reported under U.S. GAAP, with no difference reported in total shareholders' equity.

WORLD HEART CORPORATION
Notes to the Unaudited Consolidated Financial Statements
Six months ended June 30, 2004
-------------------------------------------------------------------------------

(b)  Statements of loss
     ------------------

    ---------------------------------------------------------------------------------------------------------
                                                                       Six months ended     Six months ended

                                                                               June 30,             June 30,
                                                                                   2004                 2003
    ---------------------------------------------------------------------------------------------------------

    Net loss in accordance with Canadian GAAP                          $   (10,129,878)      $  (17,139,880)
    Adjustments to reconcile to U.S. GAAP:
    Amortization of purchased in-process research and
         development  (1)                                                             -              901,309
    Interest on preferred shares (2)                                                  -            2,609,924
    Foreign exchange translation on shares (2)                                        -            1,967,906
                                                                 --------------------------------------------


    Net loss and comprehensive loss in accordance with U.S. GAAP           (10,129,878)         (11,660,741)
    Accretion on preferred shares (2)                                                 -            (409,593)
                                                                 --------------------------------------------

    Net loss applicable to common shareholders                         $   (10,129,878)      $  (12,070,334)
                                                                 --------------------------------------------

    Loss per common share
    Weighted average number of common shares outstanding                    15,195,392            3,043,711
                                                                 --------------------------------------------
    Basic and diluted loss per common share                            $         (0.67)      $        (3.97)
    ---------------------------------------------------------------------------------------------------------

(c)      Footnotes
         ---------

     (1) Under U.S. GAAP, acquired in-process research and development is required to be expensed if the related technology has not reached technological feasibility and does not have an alternative future use. Under Canadian GAAP this amount is capitalized and amortized over its useful life. Under U.S. GAAP net loss includes amortization relating to intangible assets of $1,571,757 for the six months ended June 30, 2003.

     (2) Under U.S. GAAP, mandatorily redeemable convertible preferred shares are recorded as mezzanine financing at their fair value on the date of issue and excluded from both shareholders' equity and long-term debt. Dividends are accumulated on these shares at the average dividend rate and this amount, together with the amount necessary to accrete the fair value to the redemption price on maturity, are charged first to retained earnings; if no retained earnings, then to accumulated paid-in capital; if no accumulated paid-in capital, then to accumulated deficit. Under Canadian GAAP these shares are treated as compound instruments and divided into their debt and equity components based on their fair value at the time of issue and dividends and imputed interest related to the debt component are charged to earnings. The different presentation on the balance sheets also results in a difference in the treatment of exchange because, under Canadian GAAP the amount in shareholders' equity is translated at historical rates and the amount in long-term debt is translated at current rates. Under U.S. GAAP, the full amount is translated at current rates. The preferred shares were converted into common shares of the Corporation on September 22, 2003 and November 27, 2003.

WORLD HEART CORPORATION
Notes to the Unaudited Consolidated Financial Statements
Six months ended June 30, 2004
--------------------------------------------------------------------------------

(d)      New pronouncements
         ------------------

In May 2003, The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability, or an asset in some circumstances. The standard became effective for the Corporation for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 had no impact on the results of operations or financial position.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          World Heart Corporation


     Date: October 14, 2004               By: /s/ Mark Goudie
                                             -----------------------------------
                                             Name:  Mark Goudie
                                             Title: Chief Financial Officer